AIM Bond Funds
                          11 Greenway Plaza, Suite 100
                            Houston, Texas 77046-1173
                                  713-626-1919


November 25, 2003


VIA EDGAR
---------

U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

         Re:   AIM Bond Funds
               Post-Effective Amendments No. 52 and No. 53 to the
               Registration Statement on Form N-1A
               (File Nos. 002-57151 and 811-2674)
               ----------------------------------

Ladies and Gentlemen:

     On behalf of AIM Bond Funds (the "Fund"), I hereby request, pursuant to Rule 477 under the Securities Act of 1933, as amended, the withdrawal of the Fund's Post-Effective Amendment No. 52 to its Registration Statement on Form N-1A filed with the U.S. Securities and Exchange Commission ("SEC") on August 28, 2003, Edgar Accession No. 0000898432-03-000849 and the withdrawal of the Fund's Post-Effective Amendment No. 53 filed with the SEC on November 3, 2003, Edgar Accession No. 0000898432-03-001080. The Fund has determined not to proceed with the offering, because all series of the Fund were reorganized into existing series of AIM Investment Securities Funds on November 3, 2003 and November 24, 2003. No securities were sold in connection with the offering.

     If you have any questions regarding this matter, please do not hesitate to contact John Lively at (713) 214-1604.


                                           Sincerely,

                                           /s/ Kevin M. Carome

                                           Kevin M. Carome
                                           Senior Vice President